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                                                                  EXHIBIT 99.(N)


                                WM VARIABLE TRUST

     Plan pursuant to Rule 18f-3(d) under the Investment Company Act of 1940


                            Effective April __, 2001


        Each of the series of WM Variable Trust (the "Trust") managed by WM Advisors, Inc. (the "Adviser") (each a "Fund" and, together, the "Funds") may from time to time issue one or more of the following classes of shares: Class 1 shares and Class 2 shares. Each class is subject to such investment minimums and other conditions of eligibility as are set forth in the Funds' registration statement as from time to time in effect. The differences in expenses among these classes of shares, and the conversion and exchange features of each class of shares, are set forth below in this Plan. Expenses are allocated among the classes of shares of each Fund based upon the net assets of each Fund attributable to shares of each class, except (1) as noted below and (2) each class may bear Omnibus Account Expenses relating to holders of shares of such class. Omnibus Account Expenses include payments made for sub-accounting, recordkeeping, investor communications, investor servicing, proxy or voting instruction solicitation or tabulation and similar functions and services performed or provided to or with respect to investors who hold shares of such class through any kind of omnibus, "street name," nominee or similar account (that is, an account of record that represents ownership by a beneficial owner or owners other than the owner of record).

        This Plan is subject to change, to the extent permitted by law and by the Agreement and Declaration of Trust and By-laws of the Trust, by action of the Trustees of the Trust.

CLASS 1 SHARES

Distribution Fees

        Class 1 shares pay no distribution fees.

Exchange and Conversion Features

        Class 1 shares may not be exchanged, at the holder's option or otherwise, for Class 1 shares of any other Fund that offers Class 1 shares or for Class 2 shares of any Fund that offers Class 2 shares. Class 1 shares do not convert to any other class of shares. Class 1 shares do not convert to any other class of shares.

CLASS 2 SHARES

Distribution and Service Fees

        Class 2 shares pay distribution and service fees pursuant to a plan (the "Plan") adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940 (the "1940 Act"). Class 2 shares also bear any costs associated with obtaining shareholder approval of any amendments to the Plan. Pursuant to the Plan, Class 2 shares may pay up to 0.25% of the relevant Fund's

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average net assets attributable to the Class 2 shares (which percentage may be less for certain Funds, as described in the Funds' registration statement as from time to time in effect). Amounts payable under the Plan are subject to such further limitations as the Trustees may from time to time determine and as set forth in the registration statement with respect to each Fund as from time to time in effect.

Exchange and Conversion Features

        Class 2 shares may not be exchanged, at the holder's option or otherwise, for Class 2 shares of any other Fund that offers Class 2 shares or for Class 1 shares of any Fund that offers Class 1 shares.

        Class 2 shares do not convert to any other class of shares.


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